November 18, 2011

VIA EDGAR (Correspondence Filing)

Mr. Bric Barrientos U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Epiphany Funds  (the “Registrant”)

Preliminary Proxy Statement on Schedule 14A

File Nos. 333-21962; 811-138045

Dear Mr. Barrientos:

On behalf of the Registrant, this letter is a response to the comments you provided to Marc Collins on November 17, 2011 with respect to the Preliminary Proxy Statement filed on November 7, 2011 related to the solicitation of shareholder approval of a new sub-adviser for the Epiphany FFV Focused Fund, a series of Epiphany Funds.  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1 – Under the section entitled "Proposal I,” under the sub-heading “New Sub-Advisory Agreement,” you requested the Registrant disclose that approval of the proposed New Sub-Advisory Agreement will not result in an increase in the advisory fees paid by the Fund or shareholders.

Response 1- Additional disclosure has been added as requested.

Comment 2 – Under the section entitled "Proposal I,” under the sub-heading ”Evaluation by the Agreements by the Board of Trustees,” in the fifth paragraph, you requested the Registrant provide more information regarding the proposed Sub-Adviser’s investment experience and investment philosophy.

Response 2 – Additional disclosure as  been added as requested.

Comment 3 – Under the section entitled "Proposal I,” under the sub-heading ”Evaluation by the Agreements by the Board of Trustees,” in the seventh paragraph regarding the proposed Sub-Adviser’s investment performance, you requested additional information regarding the proposed Sub-Adviser’s past performance with its existing accounts be provided and you requested the Registrant provide more discussion regarding the Board’s determination that the past performance was acceptable.

Response 3 – Additional disclosure regarding the proposed Sub-Adviser’s performance record and the Board’s determination that the record was acceptable has been added as requested.

Comment 4 – Under the section entitled "Proposal I,” under the sub-heading “Evaluation by the Agreements by the Board of Trustees,” in the eighth paragraph regarding the fees and expenses, in the second line, you noted that the word “fee” was omitted after the word “advisory”.

Response 4 – The sentence has been revised as requested.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Marc Collins at 513-352-6774.

Sincerely,

/s/  Thompson Hine LLP

THOMPSON HINE LLP